UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*





                             PASSUR AEROSPACE, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   585145105
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                              G.S.BECKWITH GILBERT
                     FIELD POINT CAPITAL MANAGEMENT COMPANY
                        ONE LANDMARK SQUARE, SUITE 1900
                               STAMFORD, CT 06901
                                 (203) 629-8757
--------------------------------------------------------------------------------

            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 6, 2011
--------------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------
CUSIP NO. 585145105                                        13D
-------------------------------------
------- ------------------------------------------------------------------------
1  NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        G.S. Beckwith Gilbert
------- ------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]


------- ------------------------------------------------------------------------
3 SEC USE ONLY

------- ------------------------------------------------------------------------
4 SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
---------------------- ------- -------------------------------------------------
                       7       SOLE VOTING POWER
                               4,022,563*
                       ---------------------------------------------------------
   NUMBER OF           8       SHARED VOTING POWER
    SHARES                     70,000**
 BENEFICIALLY          ---------------------------------------------------------
   OWNED BY            9       SOLE DISPOSITIVE POWER
     EACH                      4,022,563*
   REPORTING           ---------------------------------------------------------
    PERSON             10      SHARED DISPOSITIVE POWER
     WITH                      70,000**
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,092,563*
--------- ----------------------------------------------------------------------
12        CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
          CERTAIN SHARES (see instructions)  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

-------
*    Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.
** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

-------------------------------------
CUSIP NO. 585145105                                        13D
-------------------------------------
------- ------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Gilbert Family Trust
------- ------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]


------- ------------------------------------------------------------------------
3 SEC USE ONLY

------- ------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        OO
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
---------------------- ------- -------------------------------------------------
                       7       SOLE VOTING POWER
                               70,000
                       ---------------------------------------------------------
   NUMBER OF           8       SHARED VOTING POWER
    SHARES                     0
 BENEFICIALLY          ---------------------------------------------------------
   OWNED BY            9       SOLE DISPOSITIVE POWER
     EACH                      70,000
   REPORTING           ---------------------------------------------------------
    PERSON             10      SHARED DISPOSITIVE POWER
     WITH                      0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          70,000
--------- ----------------------------------------------------------------------
12        CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
          CERTAIN SHARES (see instructions)  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------- ----------------------------------------------------------------------

     This Amendment No. 13 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission ("SEC") on September 30, 1996 and amended by Amendment No. 1 on June 11, 1997, Amendment No. 2 on November 13, 1997, Amendment No. 3 on July 11, 2000, Amendment No. 4 on November 9, 2000, Amendment No. 5 on May 30, 2002, Amendment No. 6 on January 28, 2004, Amendment No. 7 on February 23, 2005, Amendment No. 8 on February 6, 2006, Amendment No. 9 on January 5, 2007, Amendment No. 10 on January 17, 2008, Amendment No. 11 on February 3, 2009 and Amendment No. 12 on May 9, 2011 by G.S. Beckwith Gilbert (the "Reporting Person") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of PASSUR Aerospace, Inc., a New York corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the
Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

     Items 3, 4, 5, 6, and 7 are hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 6, 2011, the Reporting Person entered into Amendment No. 1 to the Secured Promissory Note dated May 9, 2011 (the "Note"), by and between PASSUR Aerospace, Inc. (the "Company") and G.S. Beckwith Gilbert (the "Lender") pursuant to the amendment, the parties agree that from and after September 6, 2011, interest on the Note shall accrue at the annual rate of six percent (6%), payable in cash. The interest rate was previously 9% and the Company had the option to pay 3% "payment in kind."

     A copy of the Amendment No. 1 of the Secured Promissory Note is attached as
Exhibit 13 hereto.

     The Reporting Person continues to have a significant equity interest in the Company and intends to participate in and influence the formulation of the business plans and strategies of the Company.

     Except as set forth above, the Reporting Person currently has no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Mr. Gilbert and the Gilbert Family Trust had the following interest in the securities of the Company:

          (i) Mr. Gilbert beneficially owns 4,092,563 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Gilbert Family Trust) representing approximately 57.3% of the Company's outstanding shares of Common Stock (based upon 7,145,139 shares of Common Stock outstanding as of May 9, 2011, based upon information provided by the Company to the Reporting Person). Mr. Gilbert disclaims beneficial ownership of the shares held by the Gilbert Family Trust.

          (ii) The Gilbert Family Trust beneficially owns 70,000 shares of Common Stock and is the beneficial owner of 1.0% of the Common Stock.

     (b) Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 4,022,563 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Gilbert Family Trust.

     (c) On May 9, 2011, the Reporting Person entered into the Debt Conversion Agreement with the Company, pursuant to which $5,750,000 of the principal amount of the Note was converted into 1,369,048 shares of Common Stock at a price of $4.20 per share.

     (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 6, 2011, the Reporting Person entered into Amendment No. 1 to Secured Promissory Note with the Company. A copy of the Amendment No. 1 to Secured Promissory Note is attached as Exhibit 13 hereto.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     Exhibit 13 Amendment No. 1 to Secured Promissory Note Agreement, dated September 6, 2011, between PASSUR Aerospace, Inc. and
                   G.S. Beckwith Gilbert.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:      September 7, 2011


                                              /s/ G.S. Beckwith Gilbert
                                              --------------------------
                                              G.S. Beckwith Gilbert